Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Laura E. Flores

Direct Phone: +1.202.373.6101

laura.flores@bingham.com

March 4, 2013

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on January 18, 2013 relating to the Registrant’s Post-Effective Amendment No. 57, filed on December 18, 2012 (“PEA No. 57”) for the purpose of registering shares of the Registrant’s Recon Capital Alternative Income ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

1.	Comment. Please confirm that the Fund, as described in PEA No. 57, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 57, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677), as well as the no-action letter issued by the Office of Exemptive Applications/Office of Investment Company Regulation issued December 6, 2012.

2.	Comment. Please clarify the type of returns the Fund seeks to provide to its shareholders.

Response. The Fund seeks to provide to its shareholders returns from income.

3.	Comment. Please explain the meaning of the term “cash-secured.”

Response. As used in the Fund’s “Principal Investment Strategies” discussion, “cash-secured” means that the Fund’s investments in put options are “covered” by “cash, cash equivalents and other highly liquid assets” that have been designated on the Fund’s books and records as segregated assets consistent with SEC guidance, including Investment Company Release No. 106661 and the letter to Chief Financial Officers from Mr. Lawrence Friend, Chief Accountant of the SEC’s Division of Investment Management, dated November 7, 1997.2

1 See Investment Company Act Release No. 10666 (April 18, 1979) [17 CFR Part 271 (April 27, 1979)].

2 See Letter to Chief Financial Officers from Mr. Lawrence A. Friend, Chief Accountant, Division of Investment Management, U.S. Securities and Exchange Commission, dated November 7, 1997, “Designation of Segregated Assets.”

AdvisorShares Trust

March 4, 2013

4.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objectives.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objectives.

5.	Comment. With respect to the Fund’s fundamental investment policy to not concentrate its investments, please confirm that the Fund looks through its investments in other funds when determining its compliance with the policy.

Response. Because the Fund does not have the capability to look through its investments in other funds, it does not do so when determining its compliance with the policy. The Fund, however, will not invest 25% or more of its total assets in any investment company that has adopted a policy to concentrate its investments in an industry or group of industries.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AdvisorShares Trust

March 4, 2013

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely yours, /s/ Laura E. Flores Laura E. Flores

cc:	Noah Hamman
Dan Ahrens
W. John McGuire, Esq.
Erica L. Zong Evenson, Esq.